WALGREEN CO.
200 Wilmot Road
Deerfield, IL 60015
(847) 940-2500

March 19, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attention:    Jeffrey P. Riedler, Assistant Director

Re:   Walgreen Co.’s 2009 Proxy Statement

Ladies and Gentlemen:

This is our response to the Staff’s comment letter dated February 3, 2010, regarding our Schedule 14A filed November 24, 2009 (File Number 001-00604).

Comment:

Compensation Discussion and Analysis, page 13

Annual Incentives, page 17

1.
In your discussion of annual incentives on page 18 you state that an individual performance component was introduced starting fiscal year 2009 which allows the compensation committee to adjust bonuses 20%, plus or minus, to reflect individual performance.  Your disclosure goes on to state that individual performance is measured based on three performance measures: “(1) a set of core competencies that are commonly applied across all Company executives (40% weighting), (2) individual goals and objectives (50% weighting), and (3) developmental goals and objectives (10% weighting).”  Please provide proposed disclosure to be included in your next proxy statement which discusses the referenced individual goals and objectives and development goals and objectives for each named executive officer.  To the extent any goal or objective is quantified, your discussion should also be quantified.  Additionally, please confirm that you will discuss the level of achievement of each goal and objective and how such level of achievement affected the actual compensation awarded.

Response:

As disclosed in our 2009 proxy statement, the individual performance component under our Management Incentive Program – and the discretion of the Compensation Committee to adjust named executive officers’ bonuses based on individual performance – was introduced for fiscal year 2009.  In January 2010, our Compensation Committee asked our new Chief Human Resources Officer to revisit how individual performance goals are set and measured for fiscal year 2010.  While the revised process is not yet complete, we are reasonably certain that it will change substantially.  For this reason, we are not in a position to provide draft disclosure to be included in our next proxy statement at this time.

We understand the Staff’s position that we are required to disclose in our proxy statement the individual goals and objectives of our named executive officers.  We also understand that Staff guidance calls for companies to discuss the level of achievement of each goal and objective, as well as how the level of achievement of the applicable goal or objective affected the actual compensation awarded.  We intend to draft our 2010 proxy disclosure to comply with this guidance.

Comment:

Long Term Incentives, page 19

2.
In your discussion of long-term incentive compensation you state that “For fiscal year 2009, the level of achievement of the previously-granted performance shares is based on the level of achievement of applicable Company financial performance goals, which are based on combined earnings goals for the three-fiscal-year period ending August 31, 2011. . . . The degree to which the goals are met determines the number of performance shares that are earned, if any.”  We note that you have not disclosed the referenced “company financial performance goals” for the three year period ending August 31, 2011 or explained how the degree to which the goals are met will determine the number of shares earned.  Please provide proposed disclosure to be included in your next proxy statement which discusses the referenced company financial performance goals in detail.  To the extent any goal or objective is quantified, your discussion should also be quantified.  Also, please confirm that you will provide the same information for the performance share award levels for the fiscal 2010-2012 performance period.  Finally, confirm that you will discuss the level of achievement of each goal and how the level of achievement affected the actual compensation awarded once the performance periods are complete.

Response:

We will revise the disclosure concerning the Performance Share Program for our 2010 proxy statement as presented below.  The disclosure does not extend to the specific long-term targets under the Performance Share Program for performance periods that have not yet been completed.  The long-term targets correlate to our expectations of how the Company will perform on a prospective basis in future periods.  We do not publicly disclose this information.  We believe that the information would provide competitors with insights into our confidential planning process and strategies, causing us competitive harm.  We also do not issue guidance to the investor community, and disclosing long-term targets under the Performance Share Program may be construed as guidance.  Finally, we believe that prospective, multi-year performance targets for performance period that have not yet been completed are not material to an understanding of our Company’s compensation policies and decisions for the current fiscal year.

Performance Share Program.  Beginning in fiscal year 2009, the Performance Share Program was implemented as part of the Long-Term Performance Incentive Plan to replace the former Restricted Performance Share Plan.  Under the Performance Share Program, executives receive annual grants of performance shares, which are measured and realized over a performance period covering three fiscal years.  Performance periods overlap, with a new three-year performance cycle beginning each year.  At the end of each performance period, performance shares are distributed in shares of Walgreen Co. common stock based upon the level of achievement of the financial performance target set for that cycle.

Performance share grants for fiscal year 2010 for the named executive officers were based on the senior executive target grant levels listed above.  These grants are shown in the Grants of Plan-Based Awards table below, and the outstanding performance shares from these grants are included in the Outstanding Equity Awards at 2010 Fiscal Year End table below.  The number of performance shares was computed by dividing the applicable percentage of base salary by the 30 trading day average stock price of Walgreen Co. common stock through the September 1, 2009 grant date.

For the fiscal 2009-2011 performance period, the level of achievement of the previously-granted performance shares is tied to the level of achievement by the Company of combined earnings goals for the three-fiscal-year period ending August 31, 2011.  Earnings for this purpose means pre-tax earnings measured based on the first in, first out (“FIFO”) accounting method for valuing inventory.  For the fiscal 2010-2012 performance period, the performance measure under the program is return on invested capital (“ROIC”), also measured utilizing the FIFO methodology.  The Committee changed the methodology applicable under the Performance Share Program for the fiscal 2010-2012 performance period to better align short-term and long-term incentive program performance measures with market practices and current Company and shareholder objectives.  The Committee believes ROIC is more typically used for incentive programs under which performance is measured over multi-year periods, such as the Performance Share Program.  Please see “___________” for a description of how we calculate ROIC.

We do not publicly disclose our expectations of how the Company will perform on a prospective basis in future periods or specific long-term incentive plan targets applicable under our compensation programs, due to potential competitive harm.  We believe revealing specific objectives prospectively would provide competitors and other third parties with insights into our confidential planning process and strategies, thereby causing competitive harm.  The target performance goals for FIFO Pre-tax earnings and FIFO ROIC, as applicable, for each three-year performance cycle correlate to the Company’s long range plan for that cycle.  The performance goals are designed to be appropriately challenging, and there is a risk that payments will not be made at all or will be made at less than 100% of the target amount.  The degree of difficulty, therefore, in achieving the target internal measures is designed to be reasonably aggressive.

The chart below identifies the financial performance targets applicable to each performance period and presents the relevant threshold/target/maximum awards on a comparative basis:

Performance Period	Performance Measure	Performance Target		% of Performance Shares Earned(1)
Fiscal 2009-2011	FIFO Pre-Tax Earnings	Below Threshold:	Less than 90% of performance target	0% of target grant
		Threshold:	90% of performance target	50% of target grant
		Target:	100% of performance target	100% of target grant
		Maximum:	104% of performance target	120% of target grant

Fiscal 2010-2012	FIFO Return on Invested Capital	Below Threshold:	Less than 90% of performance target	0% of target grant
		Threshold:	90% of performance target	50% of target grant
		Target:	100% of performance target	100% of target grant
		Maximum:	110% of performance target	150% of target grant

(1)	Performance between minimum and target, and between target and maximum, will earn performance shares on a pro-rated basis between 50% and 100% and between 100% and 120% or 150%, respectively.

At the conclusion of each plan performance cycle, we will disclose the three-year performance targets and results.

While we have not yet completed a performance cycle under the Performance Share Program, the historical payouts achieved under the predecessor Restricted Performance Share Plan illustrate the Compensation Committee’s approach to setting challenging performance program targets.  Under this predecessor program, through the end of fiscal year 2008, we had met or exceeded our FIFO Pre-tax earnings objectives in one of the five most-recent performance periods.  The average payout as a percentage of target over those five performance periods was 87%.

Comment:

Certain Relationships and Related Transactions, page 46

3.
We note the following statement on page 46:  “In fiscal year 2009, the Company paid Talon Air approximately $230,000 for the charter of Mr. Rosenbluth’s aircraft for his business travel, and Mr. Rosenbluth, in turn, received approximately $126,000 from Talon Air.”  Please explain why Mr. Rosenbluth received $126,000 from Talon Air and provide a summary of the details of this arrangement.

Response:

Mr. Rosenbluth owns the aircraft and manages its operations through two separate limited liability companies that he controls.  He leases the aircraft to Talon Air, Inc., an aircraft charter company not affiliated with Mr. Rosenbluth or the Company, pursuant to a charter lease and agency agreement among Talon Air, Mr. Rosenbluth and the two limited liability companies.

Talon Air charters the aircraft to the Company at a fixed hourly rate for use by Mr. Rosenbluth and other Company employees for travel on company business.  Talon Air also provides fuel, maintenance and other services for those trips.  Under the terms of the charter lease agreement, upon receiving payments from the Company, Talon Air retains sums necessary to pay the aforementioned expenses and a management fee and pays the balance to one of Mr. Rosenbluth’s companies.  That company pays all other expenses associated with operating the aircraft, including the costs of its permanent crew, insurance and hanger space.

*           *           *           *           *

As requested, we also acknowledge:

•	Walgreen Co. is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Walgreen Co. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss this matter further, please contact us.

Sincerely,

/s/ Dana I. Green
Dana I. Green
Executive Vice President,
General Counsel and Secretary